ARTHIA AI, INC. PBC

Ambient AI - We are building the protection layer against the very technology we are enabling


ARTHIA AI
AI, Inc. PBC — A Rhode Island Public Benefit Corporation
Real-Time Human Intelligence Augmentation
Everyday Advocate · Only you know they're there. Everyone else just sees the difference.
The first AI privately present with you — before, during, and after every important moment in your life.
11
Patents Pending
240+
Claims Filed
$1M
Seed Round
$15M
Pre-Money Valuation
PBC
Public Benefit Corp
arthia.ai · Seed Round Open · 11 Patents Pending · Confidential

arthia.ai Cumberland, RI

Technology B2B SaaS B2C Mobile Apps

Highlights

1. ARTHIA is the governing layer for how AI operates with humans — safely, effectively, and ethically.
2. Not another AI model — the social behavioral intelligence infrastructure ANY ambient AI will need.
3. A new category—Real-Time Human Intelligence Augmentation. H-OS - Human Relational Operating System
4. Solves the three hardest problems in ambient AI: when to speak, what to say, and how to say it.
5. 11 patents pending, 240+ claims, 70+ inventions— a new technical category we defined and filed first
6. Public Benefit Corporation — safety built into the system, raw audio never recorded, data never sold
7. Proven founder — built HomeAxis to post-revenue with 2 enterprise MSAs and zero outside capital.

Team



Eric Coury Founder and CEO SPV Voting Proxy



Eric Coury is a three-time entrepreneur who filed 11 patents on a complete ambient AI platform in six weeks — solo.

arthia.ai



Joe Mazzone PRODUCT STRATEGIST - TECH ADVISOR

15+ years linking software development and product strategy, Joe most recently was Director of Product Development at zyBooks. He now teaches software engineering at the URI and holds leadership roles with CS4RI, SkillsUSA National Computer Programming.

Pitch Deck


ARTHIA AI
The Governing Layer for Ambient AI
NOT another AI model — the enabling and protection layer any AI plugs into.
11
Patents
240+
Claims Filed
$1M
Seed Round
$15M
Pre-Money Cap
PROTECT
EMPOWER
LIBERATE
Eric Coury · Founder & CEO · Former Classroom Teacher · info@arthia.ai

Memo

We filed 11 patents covering the foundational architecture of ambient AI — before any competitor we know of. That priority date is permanent. Anyone building in this space may now has to navigate what we filed first.

> "What if the most important AI company isn't building another chatbot — but building the guardrails every AI system needs?
>
> That's exactly what Eric Coury, Founder & CEO of ARTHIA AI, is doing. His team is creating privacy-first infrastructure designed to help ambient AI serve people safely, securely, and responsibly."
>
> — Superpowers for Good


THE PROBLEM ARTHIA SOLVES
Most people walk into the most important moments of their lives
completely alone.
The job interview. The negotiation. The difficult conversation.
The moment that changes everything.

Most people walk into the most important moments of their lives completely alone.

The job interview. The negotiation. The conversation with an employee you've worked alongside for twenty years. The difficult conversation with your teenager. The moment that changes everything.

The people who consistently win in those rooms aren't always the most talented. They're the ones with the right person in their corner. A mentor who sees what they can't. A coach who knows exactly what to say — and when.

Most people never had that person.

ARTHIA is that presence. For everyone.


WHAT RESEARCH SHOWS
The people who consistently win in those rooms aren't always the most talented.
They're the ones with the right person in their corner.
A mentor who sees what they can't.
A coach who knows exactly what to say — and when.
Most people never had that person.
ARTHIA is that presence. For everyone.

A complete behavioral intelligence platform — present with you in real time, reading every room, understanding you as a specific human being across every interaction, and delivering exactly the right guidance at exactly the right moment. Then growing more accurate every time.

> *And when you've grown into someone who no longer needs it — it gets out of the way.*

That is how we measure success. Not by how much you use ARTHIA. **By how much you grow because of it.**


ARTHIA AI
Not another AI model.
The layer that tells AI when to talk, what to say, and how to say it.

ARTHIA is NOT another AI model.

It is the governing layer — *the infrastructure any ambient AI model plugs into* — that determines how AI operates in the presence of a human being.

Three problems have remained unsolved in every AI system ever built:

1. **When to speak.** Not "how good is the model" — but when is the exact right moment? ARTHIA reads the room across five layers of real-time behavioral signals simultaneously and determines — moment by moment — whether speaking serves you.
2. **What to say to THIS specific person.** Not a generic response. Not a template. Something calibrated to *who this specific human being actually is* — built from real observations of real behavior over real time. ARTHIA uses 40+ evidence-based frameworks across psychology, linguistics, behavioral economics, and human development.
3. **How to say it.** Tone. Timing. Delivery. Adapted to *this specific person* in this specific moment — not what an algorithm calculates is statistically optimal, but what this human being can actually receive right now.

We solved all three. And we filed 11 patents on the architecture.

See it happen.

Picture a real estate agent — Sarah — sitting across a kitchen table from her biggest potential client of the year. Everything is going well. Then something shifts. The wife goes quiet. The energy changes. Sarah can feel it but can't name it. She has two minutes.

Sarah is wearing ARTHIA.

Through her earpiece — privately, invisibly, imperceptible to anyone else in the room — ARTHIA delivers three words at exactly the right moment:

> *"She needs reassurance."*

Sarah says exactly the right thing. The wife's posture changes. She leans forward.

They sign.

That is one moment in one industry.


SEE IT HAPPEN — REAL ESTATE
Sarah is across the kitchen table.
The wife goes quiet.
Everything shifts.
ARTHIA — through her earpiece, privately, invisibly
"She needs reassurance."
Sarah says exactly the right thing. The wife leans forward.
They sign.

The Scale of Future Ambient AI - And Our Answer

ARTHIA works across every domain where AI will eventually touch

human life — The boardroom. Professional life. The classroom. The kitchen table. The moments that change everything.

Every important moment of our lives in the future will be touched by AI.

ARTHIA is the governing layer and protection architecture for all of it. Any AI model. Any domain. Any moment that matters.



WHAT THIS CATEGORY IS WORTH
$19.7B
Microsoft → Nuance
Ambient voice AI — one narrow vertical.
ARTHIA is the governing layer above it —
across every vertical, every domain.
ALSO IN THIS CATEGORY
Amazon → Bee AI
Acquired ~2 years post-founding.
Ambient AI wearable company.
ARTHIA filed the patents
on the behavioral infrastructure
layer both companies needed
— before either got there.

Four modes. The complete arc of human development. Phase 1

- **Practice** — Prepare before the conversation happens. Behavioral roleplay that simulates any customized professional or personal scenario — sales meetings, difficult HR conversations, negotiations, presentations. You practice with ARTHIA. Then you perform with ARTHIA. The system knows how you've grown.
- **Session** — Live real-time intelligence during the actual conversation. Present through device. Invisible to everyone else in the room. Reading every signal simultaneously. Delivering guidance at exactly the right moment — privately, precisely, when the time is right.
- **Debrief** — Every interaction becomes a learning event, if you want. Key moments identified. Counterpart behavioral summary. Missed opportunities flagged. Pattern recognition across sessions. The person who uses ARTHIA for six months doesn't just have better conversations — they understand themselves at a depth that changes how they operate permanently.
- **MOST IMPORTANTLY - Companion Mode — the long-term vision.** Like it or not — ambient AI is coming. It will be present throughout your day. In your earbuds. Your glasses. Your home. Woven into the fabric of your life.



PRACTICE
Prepare before
the conversation happens.
Behavioral roleplay.
You practice with ARTHIA.
SESSION
Live intelligence
during the actual conversation.
Invisible to everyone
else in the room.
DEBRIEF
Every interaction becomes
a learning event.
Key moments. Patterns.
Growth tracked.
COMPANION
The long-term vision.
Present throughout your day.
An AI that actually
knows who you are.

The question is not whether this happens. It is whether it

The question is not whether this happens. It is whether it happens responsibly.

ARTHIA's Companion mode is the foundation for what ambient AI should be — a behavioral model that builds across everything, growing more accurate with every interaction, more attuned to who you specifically are.

> Not a generic AI that treats you like a user. An intelligence that actually knows you — your patterns, your growth, your goals — and is present with you in the moments that matter.

Major technology companies are racing toward this future.

FEATURED ON NATIONAL TELEVISION · SUPERPOWERS FOR GOOD · SEASON 4, EP. 1 · AUGUST 4, 2026

"I think your work is just vitally important. The world desperately needs some safety and security layered in."

— Devin Thorpe · Host, Superpowers for Good · CEO, The Super Crowd, Inc.

Watch the full episode: s4g.biz/04aug26

We are building the governing layer that ensures when it arrives — it arrives in service of people.

> *Not the other way around.*

Privately. Safely. Designed from day one to make you more capable and more free — not more dependent.

> That is our MISSION. That is what ARTHIA is ultimately building toward. And we filed the patents on the infrastructure that makes it possible before anyone else got there.

The two things no other AI company in the world can say.

> We are the only AI designed to make itself LESS necessary as you grow and develop.

WHAT ARTHIA IS BUILT ON

COMMITMENT 1 — INDEPENDENCE BY DESIGN

We measure success by how much you grow — not how much you use ARTHIA.

Most AI companies optimize for engagement. We do the opposite. When the capability ARTHIA develops in you becomes yours permanently — that is our victory condition. We are designed to get out of your way.

COMMITMENT 2 — PRIVACY BY CHARTER

Safety and privacy are not features. They are legal obligations.


ARTHIA AI is a Public Benefit Corporation. Privacy protection is written into our founding charter as a legal obligation — not a preference. Raw audio is never recorded. The safety architecture is designed so it cannot be disabled by any user, operator, or acquirer. What ARTHIA learns about you is encrypted, never sold, never shared.

Most modern companies measure success by how much you use their products. Their entire model is built on your continued *reliance* on them.

> *We built the opposite. We succeed when you no longer need us — because the capability ARTHIA developed in you has become yours permanently. That is our victory condition.*

Our safety architecture cannot be disabled. By anyone.

ARTHIA AI, Inc. is a Public Benefit Corporation. Privacy and safety are not features — they are obligations written into our founding charter. Raw audio is never recorded anywhere. The safety architecture cannot be disabled by any user, operator, or future acquirer. Ever. What ARTHIA learns about you is encrypted, never sold, never shared.

We are building the protection layer against the very technology we are enabling —

> *because I watched what happened when the internet and social media were built without guardrails. I watched it from inside a classroom.*

We decided we would not allow ambient AI would to repeat that pattern.


We are not just building a product.
A standard. A promise. A movement.
AI that serves people — not the other way around.

The Industry Standard: We are not just building a product.

We are building a standard. A promise.

A movement that says AI will serve people — not the other way around.


ARTHIA AI · WEFUNDER
INTELLECTUAL PROPERTY
11 applications.
240+ claims. 60+ inventions.
Filed pro se by a solo non-engineer founder in 6 weeks. Priority date: April 28, 2026.
All IP assigned to ARTHIA AI, Inc. PBC.
11
Patent applications pending at USPTO
240+
Claims filed across all applications
60+
Distinct inventions covered
Apr 28 2026
Priority date established
KEY INVENTIONS — BEHAVIORAL ARCHITECTURE
PROV 1 Multi-window advisory delivery system
PROV 3 4-stage conversation state detection
PROV 3 Voiceprint auto-linking of counterparts
PROV 4 Category method claim — real-time private audio coaching
PROV 4 Rehearsal-reality comparison engine
KEY INVENTIONS — INTELLIGENCE + SAFETY
PROV 5 Multi-party relational intelligence
PROV 6 MTCC — multi-temporal speculative processing
PROV 7 Ambient engagement detection — no wake word required
PROV 8 Physical signal processing foundation
PROV 11 Ambient counterpart intelligence system
8 of 10 · arthia.ai

The IP Portfolio — A Category Defining System.

Most startups dont have patents. We have 11 patents. 240+ claims. 70+ inventions.

- Microsoft acquired Nuance — ambient voice AI that served one narrow vertical — for $19.7 billion.
- Amazon acquired Bee AI approximately two years post-founding.

ARTHIA is the governing behavioral intelligence layer above both — across every vertical, every domain, every interaction.


11
Patent applications pending at USPTO
Priority date: April 28, 2026
240+
Claims filed across all applications
Filed pro se by a solo non-engineer founder
60+
Distinct inventions covered
Non-provisional deadline: April 28, 2027

Our pre-money valuation cap reflects where we are today — not the category we have defined and patented.

Not the infrastructure every ambient AI company will eventually need to navigate. Not the priority dates we have locked before any competitor got there.

The clock is running.

The founder.

Eric Coury is a former classroom teacher and father of three daughters. First in his family to graduate college. Worked full time in a psychiatric hospital to put himself through undergrad. Two jobs through graduate school.

No engineering degree. No safety net. No Ivy League connections. Just grit.


THE FOUNDER
Former teacher.
Father of three daughters.
First in his family to graduate college.
11
Patents filed in 6 weeks
$0
Outside capital before this raise
No CS
Sociology + M.Ed. Not an engineer
PBC
Public Benefit Corporation

> He watched social media reshape his students' lives from inside a classroom — the anxiety, the addiction loops, the loss of authentic human connection — with nobody building the protection layer first.

When he saw ambient AI heading in the same direction, he made a decision:

He'd build the governing layer first. Before taking a dollar. Before filing a patent.

Then he filed 11 patents in six weeks. Built the platform. Incorporated a Public Benefit Corporation. And came to regular people — not Wall Street — first.

Before ARTHIA, Eric built two companies. A Real Estate company and a separate SaaS productivity software from zero to post-revenue - with zero outside investory money.

ARTHIA: Same founder. Same approach. *A bigger opportunity.*


ARTHIA AI · WEFUNDER
MARKET OPPORTUNITY
Three markets.
$170B+ combined TAM.
One platform serves all three. We enter through enterprise, expand to consumer, license as infrastructure.
ENTERPRISE TAM
$60B+
HR · Sales · Financial · Medical · Legal
PERSONAL ADVISORY TAM
$20B+
Mental health · Life coaching · Personal AI
MULTI-PARTY RELATIONAL TAM
$100B+
130M+ US households
YEAR 1 PRIORITY VERTICALS — ENTERPRISE BEACHHEAD
B2B Sales Coaching
$8.4B
HR / Executive Coaching
$7.7B
Financial Services
$1.4B
Real Estate (beachhead)
$808M

The business.

Phase 1 — Enterprise SaaS: Per-seat licensing to B2B sales, HR and executive development, financial services, and real estate. $200–$500/seat/month target. First contracts in active pursuit.

Phase 2 — Platform Licensing: License the governing layer to AI developers and hardware OEMs building ambient AI devices. Any company building toward AI in live human interactions will need this infrastructure. One licensing deal has the potential to generate significant recurring royalties.

Phase 3 — Consumer Companion: The ambient AI companion present with you throughout your day — built on the infrastructure established in Phases 1 and 2. Ethically. With a model designed for your independence — not your dependency.

Exit path: Any major technology company building toward ambient AI will eventually need to navigate the behavioral governing layer we have patented. We filed first.

**Forward-looking projections are illustrative only and not guarantees of future results.*



ARTHIA AI · WEFUNDER
BUSINESS MODEL
Four revenue streams.
~95% gross margin target.
Software-only architecture. No hardware. No human labor in the delivery loop.
STREAM 1
Consumer / SMB
Starter $29/mo
Pro $79/mo unlimited
Team $59/seat/mo
STREAM 2
Enterprise Modules
$50–$150/seat/mo
$30K–$150K ACV per org
HR · Sales · Financial · Medical · Legal
STREAM 3
Enterprise SDK
Usage-based per-call / per-minute
Salesforce · HubSpot · Microsoft · Zoom
Embedded inside existing platforms
STREAM 4
OEM Licensing
License fee + per-device royalty
Apple · Samsung · Meta · Sonos
Baked into hardware
GROSS MARGIN TARGET
~95%
Software-only delivery. No hardware dependency. No humans in the loop.
WHY MARGINS HOLD
AI inference cost declines ~50% per year
Customer success handled in-product (debrief engine, companion model)
SDK and OEM licensing is near-zero marginal cost at scale
Each enterprise module reuses the same core architecture
7 of 10 · arthia.ai



PROJECTED ARR
Year 1 $1.5M
Year 2 $9.5M
Year 3 $28M
Year 4 $65M
Year 5 $140M+
HOW WE GET THERE
Year 1-2 · Enterprise pilots + consumer beta
Year 2-3 · SDK licensing + vertical expansion
Year 3-4 · OEM hardware royalties + Series A/B
Year 4-5 · Acquisition or IPO — target $1B+ valuation

ARTHIA Featured on national television

"Eric Coury Is Building Guardrails for Ambient AI"

Superpowers for Good — Season 4, Episode 1 — August 4, 2026

> "ARTHIA AI is building a privacy-first behavioral governance layer so ambient AI can support people in real time without putting them at risk."

> "I think your work is just vitally important. The world desperately needs some safety and security layered in."

> "This is really an exciting one and an important one."

— Devin Thorpe, Host, Superpowers for Good · CEO, The Super Crowd, Inc.



The people who should own a part of the future of ambient AI should be the people that it's going to impact the most.
Eric Coury
ARTHIA AI
Superpowers for Good - s04 ep01
e360tv

Watch the full episode: https://s4g.biz/04aug26

The raise.



THE RAISE
Seed Round — $1,000,000
YC Post-Money SAFE
$15M Pre-Money Cap
$200 Minimum Investment
Reg CF via Wefunder
Patent Pending · PBC
wefunder.com/arthia
USE OF FUNDS
AMOUNT
PCT
Founder Salary (12 months) $135,000 13.5%
Product Development & Engineering $150,000 15.0%
GTM & Enterprise Sales $150,000 15.0%
IP Attorney & Non-Provisional Patents $50,000 5.0%
Platform Infrastructure & Scaling $75,000 7.5%
Marketing & Crowdfunding $75,000 7.5%
Legal & Corporate $65,000 6.5%
Operations & Buffer $85,000 8.5%
Reserve / R&D / Healthcare / Follow-On $215,000 21.5%
THIS RAISE FUNDS
V1 platform completion & deployment
First enterprise contracts signed
Non-provisional patents filed (Apr 2027)
Beta program — 20 users + testimonials
12 months founder runway
Series A positioning
We are not just building a product. We are building a standard. A promise.
A movement that says AI will serve people — not the other way around.

Why regular people first.

We could have gone to venture capital. We chose not to.

Because the people who should own a piece of what's coming are the people this technology will actually serve. Not the institutions that funded social media the way it was built.

The teachers. The parents. The real estate agents and professionals who live in these moments every day.



WHY WE CAME TO REGULAR PEOPLE FIRST
The people who should own a piece
of what's coming are the people

serve.

The teachers. The parents. The professionals who live in these moments every day. Not the institutions that funded social media the way it was built.

There are very few moments in history where regular people get to decide what kind of future gets built before the institutions decide for them.

This is one of those moments.

The offering goes live in August. **Indicate your interest now and be first in line when it does.** Every person who indicates interest today becomes part of ARTHIA's founding community — the people who believed before the rest of the world caught up.

That the next generation will inherit AI that makes them more capable, more free, and more human — not less.

Because someone has to build it that way. We decided that someone would be us.

This is that moment.

> Featured on national television



Follow Us On: e360tv e.360tv e360tv
SUPERPOWERS FOR GOOD
STREAMING ON YOUR
e360tv
SUPERPOWERS
FOR
GOOD
S04EP01
Eric Coury Is Building Guardrails for Ambient AI
HOST
GUEST


THORPE
BEST-SELLING AUTHOR, AND CEO OF THE SUPER CROWD INC.
COURY
FOUNDER & FOUNDER AND CEO OF ARTHIA AI, INC PBC
LIVE AT
8 AM PT | 11 AM ET
TUESDAY
AUGUST 04, 2026
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ARTHIA AI, Inc. PBC · arthia.ai · info@arthia.ai

This page is for informational purposes only and does not constitute an offer to sell or solicitation to buy any security. Information has been prepared in good faith but may contain errors, omissions, or inaccuracies. ARTHIA AI, Inc. PBC makes no representation or warranty as to accuracy or completeness. Forward-looking statements are projections only and not guarantees of future results. Provisional patent applications have been filed but not yet examined, granted, or adjudicated. ARTHIA AI is currently testing the waters to gauge investor interest under Regulation Crowdfunding pursuant to Section 4(a)(6) of the Securities Act of 1933. No money or other consideration is being solicited. No offer to buy securities can be accepted until a Form C is filed and only through an intermediary's platform. Indications of interest are non-binding and involve no obligation or commitment of any kind. Investing in early-stage companies is speculative and involves significant risk including possible loss of the entire investment. Consult your own legal, financial, and tax advisors before making any investment decision.